**Macquarie Group of Companies**
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone    (61 2) 8232 3333
Facsimile    (61 2) 8232 4300
Internet http://www.macquarie.com.au



09047493



2009 DEC 14  A 8: 23

9 December 2009

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

**SUPPL**

MACQUARIE

Dear Sir/Madam

**Macquarie Group Limited <u>(File Number 082-35128)</u> documents for lodgement**

Please find relevant documents for Macquarie Group Limited for lodgement to
satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
<u>Company Secretary</u>

# Appendix 3B

# New issue announcement,
# application for quotation of additional securities
# and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

| MACQUARIE GROUP LIMITED |
|---|

ABN

| 94 122 169 279 |
|---|

We (the entity) give ASX the following information.

# Part 1 - All issues
*You must complete the relevant sections (attach sheets if there is not enough space).*

| 1 | +Class of +securities issued or to be issued | Fully Paid Ordinary Shares |
|---|---|---|
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 7,500 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Fully paid ordinary shares. |

---

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes. |
| 5 | Issue price or consideration | 7,500 @ $44.88 |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Shares issued on exercise of employee options. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 8 December 2009 |

| | Number | +Class |
|---|---|---|
| 8    Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 332,771,169 | Fully Paid Ordinary Shares |

| | Number | +Class |
|---|---|---|
| 9    Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 46,106,875 | Options over Ordinary Shares at various exercise prices |
| | 1,227,624 | Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,227,624 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007.<br><br>As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 164,000 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition. |

| | |
|---|---|
| 10    Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Shares rank pari passu with all existing fully paid ordinary shares. |

# Part 2 - Bonus issue or pro rata issue

| 11 | Is security holder approval required? | |
|---|---|---|

| 12 | Is the issue renounceable or non-renounceable? | |
|---|---|---|

| 13 | Ratio in which the +securities will be offered | |
|---|---|---|

| 14 | +Class of +securities to which the offer relates | |
|---|---|---|

| 15 | +Record date to determine entitlements | |
|---|---|---|

| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
|---|---|---|

| 17 | Policy for deciding entitlements in relation to fractions | |
|---|---|---|

| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents | |
|---|---|---|

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

| 19 | Closing date for receipt of acceptances or renunciations | |
|---|---|---|
| 20 | Names of any underwriters | |

| 21 | Amount of any underwriting fee or commission | |
|---|---|---|

| 22 | Names of any brokers to the issue | |
|---|---|---|

| 23 | Fee or commission payable to the broker to the issue | |
|---|---|---|

| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
|---|---|---|

| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
|---|---|---|

+ See chapter 19 for defined terms.

26    Date entitlement and acceptance
form and prospectus or Product
Disclosure Statement will be sent to
persons entitled

27    If the entity has issued options, and
the terms entitle option holders to
participate on exercise, the date on
which notices will be sent to option
holders

28    Date rights trading will begin (if
applicable)

29    Date rights trading will end (if
applicable)

30    How do +security holders sell their
entitlements *in full* through a
broker?

31    How do +security holders sell *part*
of their entitlements through a
broker and accept for the balance?

32    How do +security holders dispose
of their entitlements (except by sale
through a broker)?

33    +Despatch date

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34    Type of securities
(*tick one*)

(a)    ☒    Securities described in Part 1

(b)    ☐    All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

*Tick to indicate you are providing the information or documents*

35 ☐ If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36 ☐ If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional ⁺securities

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which ⁺quotation is sought | |
| 39 | Class of ⁺securities for which quotation is sought | |
| 40 | Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| Number | ⁺Class |
|---|---|
| | |

+ See chapter 19 for defined terms.

| 42 | Number and <sup>+</sup>class of all <sup>+</sup>securities quoted on ASX (*including* the securities in clause 38) | | |
|---|---|---|---|


| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |
|---|---|---|---|

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .......................................... Date: 8 December 2009
(Assistant Company Secretary)

Print name: Nigel Donnelly

**Macquarie Group Limited**
ABN 94 122 169 279

No.1 Martin Place     Telephone    (61 2) 8232 3333
Sydney NSW 2000    Facsimile      (61 2) 8232 7780
GPO Box 4294        Internet http://www.macquarie.com.au
Sydney NSW 1164
AUSTRALIA

7 December 2009

MACQUARIE

ASX Release

## MACQUARIE GROUP LIMITED - EMPLOYEE SHARE PLAN

Macquarie Group Limited (MQG) has made an offer to eligible employees to acquire up to $1,000 of fully paid ordinary MQG shares ("Ordinary Shares") under the Macquarie Group Employee Share Plan ("ESP"). Macquarie advises that it intends to issue Ordinary Shares pursuant to the ESP.

Eligible employees will each be offered up to $1,000 of Ordinary Shares, to be allotted on or about 25 January 2010 ("Allotment Date"). The exact number of Ordinary Shares issued will be advised after allotment.

The Ordinary Shares will be issued at the weighted average price at which the Ordinary Shares are traded on the ASX in the one week period up to and including the Allotment Date and will rank pari passu with all other Ordinary Shares then on issue.

The shares will be subject to restrictions on disposal until the earlier of three years from the Allotment Date or the relevant employee no longer being employed by a Macquarie Group company.

The offer is to be made to eligible employees pursuant to an offer document issued under ASIC Class Order 03/184. Shareholder approval is not required for the issue of the shares. There are approximately 5,916 eligible employees.

For further information, please contact:

Dennis Leong, Company Secretary, Macquarie Group Limited       (02) 8232 3333

cag_cosec_syd_prd/180640_1

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

# New issue announcement,
# application for quotation of additional securities
# and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

| MACQUARIE GROUP LIMITED |
|---|

ABN

| 94 122 169 279 |
|---|

We (the entity) give ASX the following information.

# Part 1 - All issues
*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully Paid Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 1,194 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Fully paid ordinary shares. |

---

+ See chapter 19 for defined terms.

| 4 | Do the <sup>+</sup>securities rank equally in all respects from the date of allotment with an existing <sup>+</sup>class of quoted <sup>+</sup>securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes. |
|---|---|---|

| 5 | Issue price or consideration | 1,194 @ $47.99 |
|---|---|---|

| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | 1,194 Shares were issued pursuant to the Macquarie Group Employee Staff Share Acquisition Plan ("MGSSAP") |
|---|---|---|

| 7 | Dates of entering <sup>+</sup>securities into uncertificated holdings or despatch of certificates | 7 December 2009 |
|---|---|---|

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 332,763,669 | Fully Paid Ordinary Shares |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 46,116,874 | Options over Ordinary Shares at various exercise prices |
| | | 1,227,624 | Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,227,624 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007.

As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 164,000 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition. |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Shares rank pari passu with all existing fully paid ordinary shares. |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br><br>Note: Security holders must be told how their entitlements are to be dealt with.<br><br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |

+ See chapter 19 for defined terms.

24/10/2005

26    Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27    If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28    Date rights trading will begin (if applicable)

29    Date rights trading will end (if applicable)

30    How do ⁺security holders sell their entitlements *in full* through a broker?

31    How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?

32    How do ⁺security holders dispose of their entitlements (except by sale through a broker)?

33    ⁺Despatch date

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34    Type of securities
      (*tick one*)

(a)    [X]    Securities described in Part 1

(b)    [ ]    All other securities

       Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

**Additional securities forming a new class of securities**

+ See chapter 19 for defined terms.

*Tick to indicate you are providing the information or documents*

<table>
<tr>
<td>35</td>
<td>☐</td>
<td>If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders</td>
</tr>
<tr>
<td>36</td>
<td>☐</td>
<td>If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories<br>1 - 1,000<br>1,001 - 5,000<br>5,001 - 10,000<br>10,001 - 100,000<br>100,001 and over</td>
</tr>
<tr>
<td>37</td>
<td>☐</td>
<td>A copy of any trust deed for the additional ⁺securities</td>
</tr>
</table>

## Entities that have ticked box 34(b)

<table>
<tr>
<td>38</td>
<td>Number of securities for which ⁺quotation is sought</td>
<td></td>
</tr>
<tr>
<td>39</td>
<td>Class of ⁺securities for which quotation is sought</td>
<td></td>
</tr>
<tr>
<td>40</td>
<td>Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment</td>
<td></td>
</tr>
<tr>
<td>41</td>
<td>Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security)</td>
<td></td>
</tr>
</table>

| Number | ⁺Class |
|---|---|
|  |  |

+ See chapter 19 for defined terms.

| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |
|----|----|----|----|
| | | | |

**Quotation agreement**

1    +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2    We warrant the following to ASX.

•    The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•    There is no reason why those +securities should not be granted +quotation.

•    An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•    Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•    If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3    We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4    We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.


Sign here:        ............................................ Date: 7 December 2009
                  (Assistant Company Secretary)


Print name:       Nigel Donnelly
                            == == == == ==

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity | Macquarie Bank Limited | & | Macquarie Group Limited |
|---|---|---|---|
| ABN | 46 008 583 542 | & | 94 122 169 279 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of Director | Peter M Kirby |
|---|---|
| Date of last notice | 9 October 2009 but 6 November 2007 re: Macquarie Media Group ("MMG") stapled securities. |

## Part 1 - Change of director's relevant interests in securities
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| Direct or indirect interest | Direct |
|---|---|
| **Nature of indirect interest (including registered holder)** Note: Provide details of the circumstances giving rise to the relevant interest. | |
| Date of change | 3 December 2009 |
| No. of securities held prior to change | 30,000 MMG stapled securities |
| Class | MMG stapled securities |
| Number acquired | 30,000 MMG stapled securities |
| Number disposed | Nil |
| **Value/Consideration** Note: If consideration is non-cash, provide details and estimated valuation | $1.55 per stapled securities |
| No. of securities held after change | 60,000 MMG stapled securities |
| **Nature of change** Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Units allotted pursuant to the Retail Entitlement Offer |

**Part 2 – Change of director's interests in contracts**

| Detail of contract | |
|---|---|
| Nature of interest | |
| Name of registered holder (if issued securities) | |
| Date of change | |
| No. and class of securities to which interest related prior to change<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| Interest acquired | |
| Interest disposed | |
| Value/Consideration<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| Interest after change | |

3 December 2009

C:\DOCUME~1\gcable\LOCALS~1\Temp\cag_cosec_syd_prd_187118_1.DOC
+ See chapter 19 for defined terms.

Appendix 3Y Page 2

# Appendix 3Y

*Rule 3.19A.2*

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity | Macquarie Group Limited & Macquarie Bank Limited | |
| --- | --- | --- |
| ABN | 94 122 169 279 | 46 008 583 542 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of Director | Nicholas William Moore |
| --- | --- |
| Date of last notice | 25 August 2009 but 27 May 2008 re: Macquarie Media Group ("MMG") stapled securities. |

## Part 1 - Change of director's relevant interests in securities
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| Direct or indirect interest | Direct and Indirect |
| --- | --- |
| **Nature of indirect interest (including registered holder)** <br> Note: Provide details of the circumstances giving rise to the relevant interest. | <ul><li>Securities held by Cladela Pty Limited, as trustee for the Moore Family Trust, of which Nicholas Moore is a beneficiary; and</li><li>Securities held by Cladela Pty Limited, as trustee of the Moore Superannuation Fund, of which Nicholas Moore is a beneficiary.</li></ul> |
| **Date of change** | 3 December 2009 |
| **No. of securities held prior to change** | <ul><li>531,935 MMG stapled securities held by Nicholas Moore;</li><li>1,723,565 MMG stapled securities held by Cladela Pty Limited, as trustee for the Moore Family Trust (1,100,000 of which were previously held by Nicholas Moore and were transferred via off-market transfer on 31 August 2009); and</li><li>900,000 MMG stapled securities held by Cladela Pty Limited, as trustee for the Moore Superannuation Fund (previously held by Nicholas Moore and transferred via off-market transfer on 31 August 2009).</li></ul> |
| **Class** | MMG stapled securities. |

+ See chapter 19 for defined terms.

cag_cosec_syd_prd/189671_1

| Number acquired | • 531,935 MMG stapled securities held by Nicholas Moore; <br><br> • 1,723,565 MMG stapled securities held by Cladela Pty Limited, as trustee for the Moore Family Trust; and <br><br> • 900,000 MMG stapled securities held by Cladela Pty Limited, as trustee for the Moore Superannuation Fund. |
|---|---|
| Number disposed | Nil |
| Value/Consideration <br> Note: If consideration is non-cash, provide details and estimated valuation | $1.55 per MMG stapled security. |
| No. of securities held after change | • 1,063,870 MMG stapled securities held by Nicholas Moore; <br><br> • 3,447,130 MMG stapled securities held by Cladela Pty Limited, as trustee for the Moore Family Trust; and <br><br> • 1,800,000 MMG stapled securities held by Cladela Pty Limited, as trustee for the Moore Superannuation Fund. |
| Nature of change <br> Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Units allotted pursuant to the Retail Entitlement Offer |

## Part 2 – Change of director's interests in contracts

| Detail of contract | |
|---|---|
| Nature of interest | |
| Name of registered holder (if issued securities) | |
| Date of change | |
| No. and class of securities to which interest related prior to change <br> Note: Details are only required for a contract in relation to which the interest has changed | |
| Interest acquired | |
| Interest disposed | |
| Value/Consideration <br> Note: If consideration is non-cash, provide details and an estimated valuation | |
| Interest after change | |

Dated: 3 December 2009